Alexander M. Donaldson
adonaldson@wyrick.com

October 29, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  John L. Krug

Re:	Ventrus Biosciences, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed October 4, 2010
File No. 333-168224

Dear Mr. Krug:

We write this letter on behalf of our client Ventrus Biosciences, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 19, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

Company Overview - General, page 2

1.
Please briefly expand the discussion to describe the status of VEN 307 and VEN 308 in the FDA approval process, when you had meetings with the FDA concerning VEN 307 and VEN 308, and the specific nature of these meetings. Please provide more detailed information pertaining to meetings with the FDA concerning VEN 307 and VEN 308 and FDA approval process status in the business section.

The “Overview” and “Business” sections have been expanded as requested on pages 2, 3-4, 54, 64 and 72.

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

2.
Please expand the discussion to explain what you mean by the statement that VEN 307 "is essentially ready for Phase III studies...." Please clarify whether additional approval or work is required prior to the commencement of Phase III studies.

Clarifying language has been added as requested on pages 2 through 4.

Our Products and Development Strategy, page 2

3.	Please update the disclosure to indicate whether you filed a revised SPA after March 2010 and describe the response, if any, you received from the FDA.

The disclosure has been updated as requested on pages 3-4 and 64.

Diltiazem Cream, page 4

4.
We note your response to comment 18 and the additional disclosure concerning the patent application status, specifically that S.L.A.'s patent application has not yet been issued.  We also note the statement that "if the continued prosecution of this patent is unsuccessful, or, if successful, and the issued patent is invalidated, we would then have three years of market exclusivity after approval." Please expand the discussion to explain why you would have three years of exclusivity even if no patent is ultimately issued.

The disclosure has been expanded as requested on page 5.

"We have had negative cash flows from operations...," page 14

5.
We note your response to comments 21 and 22. Please file the credit agreement with Paramount Credit Partners and the subsequent waiver agreement as exhibits or provide an analysis as to why these agreements do not need to be filed.

The loan documents and waiver have been filed as Exhibit 10.11.

"We have issued convertible notes that have a maturity date of December 31, 2010," page 15

6.
The risk factor should speak as of the latest practicable date and not just June 30, 2010. Please update the disclosure to reflect any modification with respect to the maturity date or other material terms. It appears that if the offering is not completed by December 31, 2010, the automatic conversion will not occur and the offering proceeds may be used to repay this indebtedness. In addition, we note the underwriting agreement has not yet been filed and there is a 45 day option to cover over-allotments. These factors may tend to indicate the offering may not be completed by December 31, 2010. In addition to updating the disclosure, please describe the material effects on the offering, shareholders, and the company's financial condition in the event the offering is not completed by December 31, 2010.

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

The risk factor has been revised to remove the reference to June 30, 2010 and instead speak as of the date of the prospectus, as well as to discuss the risk to the offering, the shareholders and the company’s financial condition in the event the offering is not completed by December 31, 2010.  Other than the extension of the maturity date to December 31, 2010, no other modifications have been made to these notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies
Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, page 44

7.
Please refer to your response to our prior comment 38. Please move the third paragraph under your accounting policy titled 'Stock-Based Compensation' to the new caption you added for Convertible Debt. In addition, please include the new disclosure regarding how the proceeds from your financing arrangements are allocated to the warrants in your notes to the financial statements.

The cited paragraph has been moved as requested from page 44 to page 45. Additional disclosure regarding the allocation of the proceeds has been added as requested on pages F-8 and F-28.

Research and Development Expense, page 44

8.
Please refer to your response to our prior comment 40. We note that you removed the disclosures for research and development expenses for 2007. Please revise your disclosure to include the inception to date amounts for each project in the table.

The amounts of R&D expense for each project from inception to date have been added as requested on page 46.

Financial Statements
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies:
Warrants - Convertible Notes:, page F-8

9.
Please refer to your response to our prior comment 94. Please revise your table to disclose the assumptions used for each period presented. Please explain why the volatility percentage used increased from 104.78% to 163%. This comment also applies to your disclosure in Note 2 to the interim financial statements.

The tables on pages F-8 and F-28 have been revised as requested.

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

The volatility percentage increased because the common stock price of the peer group used by Ventrus fluctuated over the period used by Ventrus in its assumptions.

10.	Please revise your disclosure to quantify the assumptions used to determine the fair value of the other warrants disclosed in other sections of the filing.

The disclosure regarding the assumptions has been revised as requested on pages F-10, F-11, F-12, F-16, F-19, F-20, F-29, F-30, F-31, F-33, F-38 and F-39.

Note 3 - Related Party Transactions:
Notes Payable:, page F-9
Subsequent Event (2010 Senior Convertible Notes):, page F-11

11.
Please refer to your response to our prior comment 93. If the number of warrants issuable under a Qualified Financing cannot be calculated revise your disclosure to quantify the number shares issuable under the warrants if the Qualified Financing does not occur. Also, please explain to us the assumptions, including the number of warrants issuable, used to determine the amount allocated to the warrants. This comment also applies to your disclosure in Note 3 to the interim financial statements.

The number of shares issuable under the warrants in the event that a Qualified Financing does not occur has been added as requested on pages F-11 and F-30.

The assumptions used to determine the amount allocated to the warrants were (1) 629,200 shares issuable under the warrants (40% of the principal amount of the notes), (2) a purchase price of $1.00 (the default purchase price), and (3) an exercise price of $1.10 (110% of the purchase price).

Note 7 - License Agreements:, page F-16

12.
You disclose that the "Company shall issue to S.L.A. that number of additional shares of common stock so that the number of shares following such issuance have a fair market value equal to $500,000." Please explain to us how you accounted for this obligation under the license agreement.

Ventrus is not obligated to issue the additional shares to S.L.A. unless and until Ventrus closes on an equity financing that raises at least $5 million and the fair market value of the originally issued shares does not equal $500,000.  Therefore, the issuance of the shares is a contingency event and no accounting entry is necessary until the time that the contingency is met.  Ventrus considered ASC 450 when analyzing whether to accrue for the contingency.  Ventrus concluded that the obligation was neither probable nor reasonably estimable.

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

Note 9 - Subsequent Events:
2010 Senior convertible notes, page F-19

13.
Please refer to your response to our prior comment 97. Your disclosure is still not clear regarding the potential adjustments to the number of shares of common stock to be received upon exercise of the warrants. Please revise your disclosure to include the potential adjustments as provided in Section 3 of the Warrant agreements.

The disclosure regarding potential adjustments to the warrants has been added as requested on pages F-20 and F-38.

Note 10 - Pro Forma Effects of Certain Transactions:, page F-20

14.
It appears that your revised disclosure in response to our prior comment 92 will present the pro forma effect of certain transactions that are already included in the weighted average common shares outstanding, such as the issuance of shares, or will include transactions that will be anti-dilutive to net loss per common share, such as the issuance of warrants and options. Please revise your disclosure as appropriate. This comment also applies to your disclosure in Note 8 to the interim financial statements.

The disclosure has been revised as requested on pages F-21 and F-39.

Notes to Unaudited Condensed Financial Statements

Note 3 - Related Party Transactions:
Notes payable:, page F-27

15.
Please refer to your response to our prior comment 98. You disclose that the convertible secured notes are convertible into common stock at a 70% discount. Please clarify whether this should be a 30% discount similar to your disclosure on page F-36.

The notes convert at a price that is 70% of the purchase price in the initial public offering.  The correct language has been added as requested on page F-38.

16.
Please revise your disclosure throughout the document to clarify the expiration date of your warrants. Your disclosure on pages F-27 and F-36 state that the warrants expire on June 30, 2015. However, your disclosure on page F-11 states that the warrants expire on March 31, 2015. The disclosure on page II-3 states that the warrants expire on February 26, 2015.

The expiration date is February 26, 2015 and has been corrected on pages F-11, F-30 and F-39.

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

Note 4 - Stockholders' Deficiency
Common stock options and warrants, page F-30

17.
Please update the table for warrant activity to include all of the warrants outstanding as of June 30, 2010 as noted in your disclosure on page 100. Based on your disclosure included on page 75 of the original S-1 it appears that many of these warrants were outstanding as of June 30, 2010 and should be included in the table.

The table on page F-33 has been updated as requested.

Ventrus respectfully submits that the foregoing discussion and the amended Registration Statement are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Please be advised that the registration statement has also been revised to provide updates to certain matters as well as the inclusion of unaudited financial statements as of and for the nine months ended September 30, 2010.

*  *  *  *  *

On behalf of Ventrus, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority,  declare the filing effective, does not relieve Ventrus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Ventrus may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

Mr. John L. Krug
Division of Corporate Finance
October 29, 2010

cc:         Dr. Russell Ellison, MD